Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information and Where to Find It
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a definitive Joint Proxy Statement/Prospectus and each of SIRIUS and XM may file with the SEC other documents regarding the proposed transaction. The Joint Proxy Statement/Prospectus was first mailed to stockholders of SIRIUS and XM on or about October 9, 2007. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

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70% Support New Programming Packages

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SIRIUS and XM Announce Post Merger Pricing Plans.

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WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?

Just groups representing about every race, creed, religion and political affiliation, that's all.

see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SAME RADIOS

SIRIUS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

Play Merger Mania!

Complete the SIRIUS-XM Crossword Puzzle Here

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IN THE NEWS

Sirius Dogged By Good News
Forbes.com

Glass Lewis Recommends Stockholders Vote 'FOR' XM and SIRIUS Merger Proposal
CNNMoney.com

More Sirius-XM merger support from Congress
Orbitcast

Wall Street gets 'Sirius' about XM merger hopes
CNNMoney.com

Optimism Grows For Sirius/XM Merger
TWICE

XM/Sirius Merger Gains Momentum Despite NAB Effort
TWICE

SIRIUS Satellite Named Fastest Growing Company in Deloitte's 2007 Technology Fast 500 Ranking
Yahoo! Finance

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PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

In addition, the “In the News” page of the website also contains links to the following third-party articles:

Forbes.com
Sirius Dogged By Good News
Evelyn M. Rusli, 10.30.07, 3:00 PM ET
Nothing short of a finalized merger with skymate XM Satellite Radio, will make Sirius Satellite Radio investors happy. On Tuesday, Sirius’ third-quarter earnings report was in line with Wall Street’s expectations, but its stock stumbled 4.4%, or 16 cents, to $3.45, in midday trading.
It was a sharp fall for what was a decent quarterly report.
The satellite radio provider narrowed its loss to $120.1 million, or 8 cents a share, from $162.9 million, or 12 cents a share, for the year-ago period. Meanwhile, sales ticked up 44.7%, to $241.8 million, from $167.1 million. While the sales figure was just below the Street’s call of $244.3 million, profits on a per-share basis were right in line with analyst expectations.
In addition, more customers flocked to Sirius, as the company expanded its subscriber base by 49.8%, to 7.7 million subscribers, from 5.1 million for the year-earlier period. The company predicts it will pass the 8 million mark by the end of this year.
“Strong demand for the Sirius service drove robust subscriber growth, and, when coupled with a continuing focus on cost control, allowed Sirius to significantly reduce our net loss and places us on-track to achieve our financial goals,” Chief Executive Officer Mel Karmazin said.
“We expect strong holiday season sales and we are targeting positive free cash flow for the fourth quarter of 2007.”
Despite the swath of positive indicators, the stock retreated Tuesday, as investors digested the report.
In Wall Street’s twisted logic, that good can sometimes mean bad, there was some speculation that the solid report could be detrimental to Sirius’ merger plans with XM Satellite Radio. The comanies are struggling to finalize a combination, despite opposition from the Federal Communications Commission and the Department of Justice.
Given Sirius’ positive report card, federal regulators may be less sympathetic to the merger. A strong performance by one company, or signs of growing momentum, may encourage regulators to hold off on approval. So far, Sirius is the only one has to worry about that. Last week, XM said its third-quarter loss widened 70.1%, to $145.4 million, or 47 cents per share, from $85.5 million, or 32 cents per share, for the year-ago period, which was a larger deficit than the Street expected. XM, which has never had a profitable year, is also paying 23.4% more to add on subscribers.
Despite the hurdles ahead, Sirius and XM have some champions in their corner. Last week, a group of Democrats from the House of Representatives sent a letter to the

Federal Communications Commission Chairman Kevin Martin calling him to approve the merger.
“We firmly believe that allowing these satellite-radio companies to merger in order to be able to better meet the content needs of this market on a national basis, with exceptional digital sound quality and no commercials, at relatively low costs to the consumer, is in the public interest,” the letter said.
Shares of XM were down 8.2%, or $1.25, to $13.92, on Tuesday afternoon.

Orbitcast
More Sirius-XM merger support from Congress
By Ryan Saghir
October 29, 2007
Eleven members of Congress voiced their support for the Sirius-XM merger, in a letter addressed to FCC Chairman Kevin Martin.
The letter was signed by:
Rep. Sanford Bishop (D-GA), Rep. Corrine Brown (D-FL), Rep. Yvette Clarke (D-NY), Rep. Danny Davis (D-IL), Rep. Eliot Engel (D-NY), Rep. Ralph Hall (R-TX), Rep. Alcee Hastings (D-FL), Rep. Carolyn Maloney (D-NY), Rep. Greg Meeks (D-NY), Rep. Bobby Rush (D-IL), and Rep. Edolphus Towns (D-NY).
“...the merger of Sirius and XM will create new opportunities for this type of diverse programming that has been overlooked by terrestrial-radio broadcasters. This merger will allow the companies to offer even more diverse content by consolidating programming and better utilizing capacity to offer even more unique and diverse programming to currently underserved populations.”
The timing of this is interesting.
The NAB came out with their own Congress-backing letter to the FCC many months ago. Meanwhile, Sirius-XM lately have seen momentum build on Capitol Hill with support from various lawmakers. Is this a calculated “killing blow” tactic? Or did it just take them this long to garner this level of support?

In addition, the “Merger Resources” page of the website also contains a link to the following information included on the website:

Ensign, DeMint Praise XM, Sirius for Efforts to Offer Customers Choices
Washington, D.C. — Senators John Ensign (R-NV) and Jim DeMint (R-SC) today praised XM and Sirius Satellite Radio for promising to offer their customers increased control over which radio channels they receive, should their proposed merger be approved and completed.
“These options will give American consumers more control over the programming they pay for,” said DeMint. “Sirius and XM have responded to the market’s desire for more choice, and we applaud them for voluntarily offering subscribers new and innovative listening options. We are particularly pleased that they will offer family-friendly options that allow subscribers to block adult programming.”
“The entertainment marketplace is very dynamic and competitive,” said Ensign. “This is a great example of how private industry can and will respond to the demands of consumers without the need for government intervention. We hope that other entertainment providers will follow XM-Sirius’ lead and offer Americans increased choices and customization.”
The Senators also pointed out that many of the promised options would actually cost subscribers less than the current packages offered by Sirius and XM.
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